

October 3, 2012

<u>Via E-mail</u>
Carl A. Luna
Chief Financial Officer
Copano Energy, LLC
1200 Smith St., Suite 2300
Houston, TX 77002

      Re: **Copano Energy, LLC**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              File No. 1-32329

Dear Mr. Luna:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief